SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR OPENS 5 NEW BUDAPEST ROUTES FROM APRIL 2012
TO BIRMINGHAM, BOLOGNA, BRISTOL, DUBLIN & LONDON

Ryanair, the world's favourite airline, today (24th Jan) announced it would open 5 new routes from Budapest to Birmingham, Bologna, Bristol, Dublin and London (Stansted) from March 2012 which will deliver 200,000 passengers p.a. and create up to 200 local jobs at Budapest Airport.

Ryanair celebrated its new Budapest routes by releasing 1 million seats, from €9.99, for travel on Tues, Wed and Thurs in late February and early March, which are available for booking until midnight Thursday (26th Jan).  Ryanair's 5 new Budapest routes go on sale on www.ryanair.com tomorrow.

In Budapest, Ryanair's Michael O'Leary said:

              "Ryanair is pleased to announce five new Budapest routes to Birmingham, Bologna, Bristol, Dublin and London (Stansted), from March next.  Ryanair's new Budapest routes will deliver 200,000 passengers p.a. and sustain 200 local jobs. Now Hungarian consumers/ visitors can beat the recession and escape Wizzair's high fares by switching to Ryanair's lowest fares and our no fuel surcharge guarantee.

             "To celebrate these five new Budapest routes Ryanair is releasing 1million seats, from €9.99, for travel across Europe in late Feb/ early Mar. These are available for booking until midnight
              Thursday (26th Jan).  Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book them immediately on www.ryanair.com."

5 BUDAPEST ROUTES 2012

Birmingham
Bologna
Bristol
Dublin
London (Stn)

Stephen McNamara                            Joe Carmody
Ryanair Ltd                                          Edelman
Tel: +353-1-8121212                         Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 24 January, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary